EXHIBIT 99.1

Dunxin Financial Holdings Limited Receives Notice from NYSE American

Regarding Late Filing of Annual Report of Form 20-F

WUHAN, HUBEI, China, July 9, 2020 — Dunxin Financial Holdings Limited ("Dunxin" or the "Company") (NYSE American: DXF), a leading licensed microfinance lender serving individuals and small and medium enterprises (SMEs) in Hubei Province, China, made an announcement concerning the Company's noncompliance with the continued listing standards of NYSE American LLC (the "Exchange").

On July 1, 2020, the Company received an official notice of noncompliance from the Exchange stating that the Company is not in compliance with the Exchange’s continued listing standards under the timely filing criteria outlined in Section 1007 of the NYSE American Company Guide (the “Company Guide”) because the Company failed to timely file its Annual Report on Form 20-F for the year ended December 31, 2019 (the "Form 20-F”), which was due to be filed with the Securities and Exchange Commission (“SEC”) no later than June 30, 2020 (the “Filing Delinquency”).

As previously disclosed by the Company in its Form 12b-25 filed with the SEC on June 15, 2020 and pursuant to the Form 6-K furnished with the SEC on April 20, 2020, the Company was unable to file its Form 20-F by its original deadline due to the COVID-19 outbreak which was first reported on December 31, 2019 in Wuhan, China.  The Company’s headquarters and operations are located in Wuhan, China, the epicenter for the COVID-19 pandemic. As a result the government lockdown, travel restrictions and quarantines imposed by the Chinese government, the Company’s operations have been significantly disrupted. In addition, as a result of these travel restrictions and quarantine requirements, our auditors have to now work remotely leading to a significant delay in the Company’s ability to provide relevant materials and other information to our auditors to complete the audit for the year ended December 31, 2019. The  Company is in the process of providing the requisite information and working together with the auditors to complete the audit, but the auditors will need additional time to conduct their review and request any further information from the Company to complete the audit. The Company expects to file the Form 20-F within the next ninety (90) days.

As a result of the foregoing, the Company has become subject to the procedures and requirements of Section 1007 of the Company Guide. During the six-month period from the date of the Filing Delinquency (the “Initial Cure Period”), the Exchange will monitor the Company and the status of the Form 20-F and any subsequent reports until the Filing Delinquency is cured. If the Company fails to cure the Filing Delinquency within the Initial Cure Period, the Exchange may, in its sole discretion, allow the Company’s securities to be traded for up to an additional six-month period (the “Additional Cure Period”), depending on the Company’s specific circumstances. If the Exchange determines that an Additional Cure Period is not appropriate, suspension and delisting procedures will commence in accordance with the procedures set forth in Section 1010 of the Company Guide.

Notwithstanding the foregoing, however, the Exchange may in its sole discretion decide (i) not to afford the Company any Initial Cure Period or Additional Cure Period, as the case may be, at all or (ii) at any time during the Initial Cure Period or Additional Cure Period, to truncate the Initial Cure Period or Additional Cure Period, as the case may be. Furthermore, the Exchange may immediately commence suspension and delisting procedures if the Company is subject to delisting pursuant to any other provision of the Company Guide, including if the Exchange believes, in its sole discretion, that continued listing and trading of the Company’s securities on the Exchange is inadvisable or unwarranted in accordance with Sections 1001-1006 of the Company Guide.

In the interim, the Company’s ADS will continue to be listed on the Exchange, subject to the Company’s compliance with other continued listing requirements, and the Company’s ADS will continue to trade under the symbol “DXF.” The Exchange will make a late filer (“.LF”) indicator available on the consolidated tape. Each data vendor that disseminates the quotes and trades of Exchange-listed issuers may append this indicator to the ticker symbols of the Company. Each vendor is free to use an indicator of its own choosing so the letter or symbol used to indicate this status may differ from vendor to vendor. The Exchange also publishes a list of noncompliant issuers and displays the .LF indicator on its website.

The Company’s filings with the SEC are available free of charge at the SEC’s website, http://www.dunxin.us/irwebsite/.

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Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Dunxin Financial Holdings Limited

Dunxin Financial Holdings Limited (“DXF”) is one of the leading licensed microfinance lenders in Hubei Province, China. We have been granted a microfinance license by the Financial Affairs Office of the Hubei Provincial People’s Government to provide loans to individuals, small and medium-sized enterprises. We were awarded as the Vice President Unit of China Micro-credit Companies Association under the China Banking Regulatory Commission in January 2017 and the President Unit of Hubei Micro-credit Company Association in December 2017. In 2016, we were recognized as a “National Excellent Microfinance Company” by China Micro-credit Companies Association. We have been named one of the “Top 100 Most Competitive Microfinance Companies in China” by China Microfinance Institution Association for four consecutive years since 2013, an “AA- Credit Rating Enterprise” by China Credit Management Co., Ltd in August 2017, and a “Top 10 Private Enterprises in Wuchang District, Wuhan City” by the People's Government of Wuchang District in July 2017. The Group has a strong capital base and professional credit business experience in microfinance industry. For more information, please visit the Company's website at www.dunxin.us.

For additional information, please contact: +86-13655939932.

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